Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

June 19, 2020

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kimberly A. Browning

Re:	Bow River Capital Evergreen Private Equity Fund

File Nos. 333-237941 and 811-23566

Dear Ms. Browning:

The following responds to the comments you provided via email on May 29, 2020 in connection with your review of a registration statement (the “Registration Statement” filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register Bow River Capital Evergreen Private Equity Fund (the “Fund” or “Registrant”).1 The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement.

General Comments

1.         Comment: Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Registrant confirms that it has not and does not intend to present any “test the waters” materials in connection with this offering.

2.         Comment: Concerning exemptive relief from the SEC, the disclosure indicates the Fund has applied for such relief “to offer multiple classes of Shares,” and “to adopt a distribution and service plan for Class [II] Shares.” Also, the Prospectus states the Fund “may file” an exemptive application to engage in co-investments with affiliates. Our records indicate that no such exemptive applications have been filed with the SEC. Please advise us of the status of any exemptive application or no-action letter in connection with your registration statement. Also, ensure that any discussions in the registration statement about the Fund engaging in multiple share class offerings explain the Fund may not do so until it receives an order from the SEC and there can be no assurances the SEC will grant such relief to the Fund.

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

Response: The Registrant expects to submit exemptive applications for (i) relief “to offer multiple classes of Shares,” and “to adopt a distribution and service plan for Class [II] Shares” and (ii) for relief to engage in co-investments with affiliates as soon as possible. Furthermore, the Registrant will revise disclosure to ensure that discussions in the registration statement about the Fund engaging in multiple share class offerings explain the Fund may not do so until it receives an order from the SEC and there can be no assurances the SEC will grant such relief.

3.         Comment: Please either confirm that the Fund does not intend to issue debt securities or preferred stock within a year from the effective date of the registration statement or revise the registration statement accordingly, including the pricing table on the Cover Page of the Prospectus and the Fee Table in the Prospectus.

Response: The Fund may issue debt securities within a year from the effective date of the registration statement and as a result, will revise the registration statement, including the pricing table on the Cover Page of the Prospectus and the Fee Table in the Prospectus, as requested.

4.         Comment: As the Fund is classified as non-diversified, please remove references to the Fund being “diversified” and/or having “diversified” investment strategies because such language may potentially mislead and/or confuse investors about the nature of the Fund. See Section 5(b)(2) of the Investment Company Act of 1940 (“the ICA”) that defines a non-diversified company as any management company other than a diversified company.

Response: The Registrant will revise the disclosure to remove and replace references to “diversified” and or having “diversified” investment strategies, as requested. For example, the first sentence of the second paragraph of the Preliminary Prospectus will be revised as follows:

The Fund will seek to achieve its investment objective through broad exposure to ~~a diversified mix of~~ private equity, private credit, and semi-liquid or listed investments, that may include: (i) direct co-investments; (ii) secondary investments; (iii) private credit instruments; (iv) primary fund commitments; (v) direct or secondary purchases of liquid credit instruments; (vi) other liquid investments; and (vii) short-term investments, (together, the “Fund Investments”).

5.         Comment: The disclosure includes several references to “redemptions.” As the Fund is a closed-end interval fund, please revise these references, as applicable, from “redemptions” to “repurchase requests.” See Rule 23c-3(d) under the ICA.

Response: The Registrant will revise the disclosure as requested.

6.         Comment: It appears the Fund may invest significantly in the securities of other investment companies. Regarding the Fund’s investments in registered investment companies (i.e., open-end and closed-end funds, and ETFs), please explain to us how such investments will comply with Section 12(d)(1) of ICA.

Response: The Fund does not anticipate making significant investments in the securities of other investment companies. However, to the extent that it does, the Fund confirms that it will do so in compliance with Section 12(d)(1) of the 1940 Act and/or any regulations that may be adopted regarding investments in other investment companies.

7.         Comment: Please ensure that the subscription agreement will be filed as an exhibit to the registration statement. All of the bullet points on the Prospectus’ Cover Page should appear in the subscription agreement immediately above the signature line.

Response: The Registrant confirms that the subscription agreement will be filed as an exhibit to the registration statement and that any bullet points that appear on the Prospectus’ Cover Page will be included.

8.         Comment: Significant market events have occurred as a result of the COVID-19 pandemic since this registration statement was filed. Please consider whether the Fund’s disclosures, including risk disclosures, should be revised based on how these events may affect the Fund and its investments. If the Fund believes that no additional disclosure is warranted, please explain to us why not.

Response: The Registrant respectively notes that it has included a “Pandemic Risk” under “Risks - Risks Related to Fund Investments – Generally” but confirms that it will assess the disclosure and make revisions as appropriate.

9.         Comment: The Fund uses various references for persons eligible to purchase Fund shares (e.g., “Eligible Investors” and “accredited investors”). Clarify in the disclosure that in all circumstances, shares of the Fund will only be offered and sold to “accredited investors” within the meaning of Rule 501(a) under the Securities Act of 1933 (“the Securities Act”).

Response: The Registrant confirms that the Fund will only be offered and sold to “accredited investors” and will clarify the disclosure as requested.

Prospectus

10.       Comment: The Bow River Capital Evergreen Private Equity Fund has the term “Private Equity Fund” in its name. In our view, the use of this term by the Fund is misleading because the term “private equity fund” connotes a specific type of unregistered investment fund, which a registered fund is not. Please remove the term “private equity fund” from the Fund’s name. Alternatively, submit to the staff for our consideration a proposed revised name in which the term “private equity fund” remains, but is expanded to include an additional term of the Fund’s choice in a way that is not misleading. If the Fund selects this alternative, it must comply with rule 35d-1 under the ICA and invest 80% of its net assets, plus borrowing for investment purposes, in private equity investments. Please note that rule 35d-1 is an assets-based test. Therefore, funds are not permitted to count unfunded commitments to invest in a private equity fund towards the 80% policy. Finally, please disclose on the cover page the significance of the term “evergreen” in the fund’s name.

Response: The Fund respectfully disagrees with the Staff’s view that the term “private equity” in the Fund’s name is misleading to potential investors. The Fund notes that it will only be made available to investors that are “accredited investors” under Regulation D of the Securities Act of 1933, as amended, and as per the proposing release for Regulation D, accredited investors are presumed to have the knowledge and experience in financial matters such that they are capable of evaluating the merits and risks of the prospective investment or able to bear the economic risk of the investment. Furthermore, because “private equity” is an indication of an overall investment structure and strategy to be pursued by the Fund, and the Fund’s investments will be significantly comprised of private equity or private equity like investments, the Registrant believes it would be misleading to not include “private equity” in the name. Additionally, the Fund believes that the term private equity is suggestive of a strategy and not a particular type of security. Therefore, the Fund does not believe that the term is subject to Rule 35d-1 under the 1940 Act (“Rule 35d-1). As a result, the Fund respectfully declines to change the name of the Fund. The Fund does, however, confirm that it will disclose the significance of the term “evergreen” on the cover page as requested.

11.       Comment: Confirm to the staff that all of the Fund’s principal strategies and risks are summarized in the Prospectus Summary or revise the disclosure accordingly (e.g., if applicable, add a discussion of “Buyouts,” “Venture/Growth Equity,” and unfunded commitments to the Prospectus Summary). In addition, to avoid confusing and possibly misleading disclosure, ensure the Fund discloses non-principal investment strategies and risks in appropriate sections further back in the Prospectus.

Response: The Registrant confirms that all of the Fund’s principal strategies and risks will be appropriately summarized in the Prospectus Summary. The Registrant further confirms that it will ensure that all non-principal investment strategies and risks are disclosed in appropriate sections further back in the Prospectus.

12.       Comment: The disclosure indicates that the Fund will compensate others (e.g., the Fund Administrator) and bear its own expenses (e.g., operating expenses and offering expenses). To the extent common shareholders indirectly bear any related fees and expenses, ensure the disclosure states as much. Also, confirm to the staff that such expenses appear in the Fee Table or explain to us why not.

Response: The Registrant respectively notes that as described under “Fund Expenses,” common shareholders may bear indirect expenses associated with the Fund’s investments, due diligence and other costs incurred in connection with the identification, review, underwriting of each investment, and enforcing the Fund’s rights in respect of such investments, including travel and lodging expenses. The Registrant confirms that an estimate of these expenses for the current fiscal year are reflected in the Fee Table.

Preliminary Prospectus-Cover Page

13.       Comment: Please consider paginating the Preliminary Prospectus.

Response: The Registrant confirms that it will paginate the Preliminary Prospectus.

14.       Comment: Please confirm to us that all of the information required by Item 1 of Form N-2 will appear on the outside front Cover Page of the Prospectus.

Response: The Registrant so confirms.

15.       Comment: Please disclose that the Fund is a fund of funds and briefly explain the term and the risks attendant to such an investment structure. Ensure correlating disclosure appears in the Prospectus Summary.

Response: The Registrant will revise the disclosure as requested.

16. Comment: Please confirm to us that all cross-references to the Prospectus’ risk factor section are at least as large as ten point modern type and at least two points leaded. See Item 1.1.j of Form N-2.

Response: The Registrant confirms that it will ensure that all cross-references to the Prospectus’ risk factor section comply with the aforementioned Item of Form N-2.

17.	Comment: In the first paragraph, please briefly explain that an “interval fund” is a type of closed-end company that will make periodic repurchase offers for its securities. Also, to the extent the Fund has not already done so, specify on the Cover Page the anticipated frequency of the Fund’s repurchase offers, the intervals between deadlines for repurchase requests, pricing and repayment and, if applicable, the anticipated timing of the registrant's initial repurchase offer. This disclosure should include a cross-reference to the Prospectus’ sections that discuss the Fund’s repurchase policies and their attendant risks. See Item 1.1.b, and Guide 10 to the Guidelines, to Form N-2.

Response: The Registrant confirms that it will add the requested disclosure.

18.	Comment: The first paragraph, in the last sentence, includes the registration statement’s only reference to the Fund having a “primary” investment objective. Please either delete this reference or add disclosure explaining any additional investment objective of the Fund.

Response: The Registrant will delete “primary” as requested.

19.	Comment: In the second paragraph, in the penultimate sentence, please define the term “vintage year.”

Response: The Registrant will add a definition as requested.

20.	Comment: In the second paragraph, the last sentence states the “Fund’s aim is to achieve a stable return profile with low to moderate volatility.” Given the speculative and high-risk nature of the Fund’s investments, please explain to us why a stable return profile with low to moderate volatility is an appropriate aim for the Fund or delete this statement to avoid misleading disclosure. Make conforming changes throughout the registration statement.

Response: The Registrant will delete the aforementioned sentence and revise the disclosure to better articulate the Fund’s objectives.

21.	Comment: The second paragraph states the Fund will engage in co-investments. Please disclose that the Fund will not engage in co-investments until it receives exemptive relief from the SEC and there is no assurance such relief will be granted. Make conforming changes throughout the registration statement.

Response: The Registrant respectively notes that the “co-investment” reference in the aforementioned paragraph relates to investments the Fund will make directly in the equity or debt of a company alongside third party private funds. This concept is different than the term co-investment in the context of 17(d). If a co-investment or other negotiated investment is made alongside affiliated funds, such investments would be made subject to 17(d) exemptive relief. Therefore, the Registrant confirms that it will add disclosure stating that it will not engage in co-investment transactions that would be otherwise prohibited by Section 17(d) of the 1940 Act until it receives an order from the SEC and that there can be no assurances the SEC will grant such relief.

22.	Comment: Confirm to us either that the Fund will not invest in any wholly owned subsidiaries or revise the disclosure accordingly.

Response: The Fund confirms that, while it does not currently intend to invest in any wholly owned subsidiaries, it may do so in the future.

23.	Comment: Inasmuch as the Prospectus states the Fund will use leverage to enhance returns, please add prominent Cover Page disclosure briefly explaining this and state that common shareholders will bear all costs and expenses associated with any leverage incurred by the Fund. Also, briefly disclose the potential negative impact on investment return to the Fund’s common shareholders when the Fund uses leverage. If the Fund may incur leverage indirectly as part of its principal strategies, disclose this on the Cover Page as well. Disclose leverage information on the Cover Page under an appropriate heading (e.g., “Leverage”) and provide a cross reference to the discussion of leverage in the Prospectus Summary.

Response: The Registrant confirms that it will revise the disclosure as requested, including adding disclosure on the Cover Page if it is expected that leverage incurred indirectly will rise to the level of a principal strategy.

24.	Comment: The third paragraph states, “[s]imultaneous with the commencement of the Fund’s operations . . . the Bow River Capital Evergreen Private Equity Fund, LP [Bow River, LP] . . . reorganized with and transferred substantially all its assets into the Fund.” In your response to us, please:

a) Indicate the nature and status of Bow River, LP. The SEC’s databases show that, on the same day as the Registrant’s N-2 filing (April 30, 2020), Bow River, LP filed a Form D with the SEC and claimed therein an exemption from registration pursuant to Section 3(c)(1) of the ICA and Rule 506(b) under the Securities Act. What is Bow River, LP’s status given the disclosure in the registration statement stating it was “reorganized and transferred substantially all its assets into the Fund”? Has Bow River, LP ceased its operations?

b) Provide a fulsome description of this “reorganization and transfer,” including concise details of any consideration, payments, and/or fees made between, or that will be made between, Bow River, LP and the Fund and name the parties to any related transactions. Explain why this “reorganization and transfer” should not be considered impermissible under Section 17 of the ICA and the rules thereunder.

(c) Tell us if, besides “shar[ing] the same investment adviser and portfolio managers,” there are any additional relationships between the Fund and Bow River, LP.

Response:

(a) Bow River, LP is a limited partnership that currently offers, for purchase by accredited investors, limited partnership interests. While the Registrant intends to reorganize Bow River, LP into the Fund prior to the commencement of operations. Bow River, LP will continue operations until such time as it is reorganized into the Fund. As a result, the Registrant will revise the disclosure in the aforementioned paragraph to clarify that the reorganization of Bow River, LP will occur in the future, but after the commencement of the Fund’s operations.

(b) Pursuant to the GuideStone Financial, et al., SEC No-Action Letter (pub. avail. December 27, 2006), Bow River, LP will, at the time of the reorganization, transfer its portfolio securities to the Registrant in exchange for shares. The Registrant confirms that there will be no consideration, payments, and/or fees made in connection with the reorganization.

(c) In addition to aforementioned relationships, Aksia TorreyCove Capital Partners LLC (“Aksia TorreyCove”) serves as non-discretionary investment consultant to both the Fund and Bow River, LP.

Pricing Table

25.	Comment: As Footnote (1) indicates, the Fund’s shares are to be offered on a “best efforts” basis, please disclose on the Cover Page any arrangements to place the funds received in an escrow, trust, or similar arrangement. If no such arrangements have been made, please disclose that fact. See Instruction 5 to Item 1.1.g. of Form N-2. Also, revise the table’s heading reading “Public Offering Price” to “Offering Price to Public.” Id.

Response: The Registrant confirms that no arrangements to place the funds received in an escrow, trust, or similar have been made. The Registrant will revise the disclosure accordingly and also revise the table’s heading, as requested.

26.	Comment: Please add footnotes to the pricing table disclosing:

(a) That currently, only Class [I] shares of the Fund are to be offered and the Fund expects to offer the other share classes in the future, subject to obtaining an exemptive order from the SEC and that such relief is not guaranteed.

(b) The net per common share and total proceeds to the Fund, after the payment of offering expenses of issuance and distribution and “ongoing offering costs.” See, Instruction 6. to Item 1.g. of Form N-2.

(c) That the payment of offering expenses and distribution by the Fund are indirectly borne by investors in common shares and that payment of those offering expenses and distribution will immediately reduce the net asset value of each share of common stock purchased in this offering.

Response: The Registrant will add the requested footnotes.

Shares are speculative and illiquid securities involving substantial risk of loss

27.	Comment: In the third bullet, clarify why “only a limited number of Shares will be eligible for repurchase by the Fund.”

Response: The Registrant will revise the disclosure to clarify that the number of Shares eligible for repurchase is limited by the hybrid repurchase mechanism and add a cross-reference to the “REPURCHASES OF SHARES” section of the Prospectus.

28.	Comment: In the fifth bullet, please add the following sentence to the end of the bullet, “[d]ue to these restrictions, an investor should consider an investment in the Common Shares to be illiquid.”

Response: The Registrant will add the disclosure as requested.

29.	Comment: Please add bullet points to explain that: (a) common shareholders will pay offering and organizational expenses of the Fund and that an investor will have to receive a total return at least in excess of those expenses to receive an actual return on the investor’s investment; (b) purchasers of common shares are subject to immediate dilution as a result of selling commissions and dealer manager fees paid by such purchasers, and offering expenses of the Fund, that will incur in connection with this offering. In addition, because the Fund continuously issues common shares in this offering, investors may experience additional dilution in the net asset value of their common shares; (c) investing in the common shares of the Fund include the risks associated with leverage; and (d) investors should invest in the Fund only if they can sustain a complete loss of their investment.

Response: The Registrant will add the aforementioned disclosure as requested.

30.	Comment: As this offering is speculative, one of high risk, and one in which an investor, may experience “a complete loss of their investment” add a cross reference to the Prospectus discussion of these factors in bold face common type at least as large as ten point modern type and at least two points leaded. See Item 1.1.j of Form N-2 and Instruction thereto.

Response: The Registrant confirms that it will add cross-references and ensure that such cross-references comply with the aforementioned Item of Form N-2.

There are risks associated with the Fund’s distribution sources

31.	Comment: In the second bullet, please, if applicable, expand the sources for distribution payments to include a return of capital and explain that a return of capital is a return of a portion of a shareholder’s original investment in the Fund. Also, explain the amount of capital available for investment by the Fund may be reduced when distributions are funded from amounts of offering proceeds, borrowings, or a return of capital. In addition, state that any capital returned to shareholders through distributions will be distributed after payment of fees and expenses. Also, in discussing distributions, please disclose the impact of fees and expenses including the future repayment of waived fees and reimbursed expenses.

Response: The Registrant confirms that it will revise the disclosure as requested.

No Prior History. The Fund has no operating history and the shares have no history of public trading.

32.	Comment: In the first paragraph, in the penultimate sentence, add, “material incorporated by reference” to the list of information available on the SEC’s website. See Item 1.1.d of Form N-2.

Response: The Registrant will revise the disclosure as requested.

Fund:

33.	Comment: For purposes of plain English, please consider revising this heading from “Fund:” to one that provides a reasonable shareholder with a better understanding of the subject matters succeeding the heading, (e.g., Fund Repurchases).

Response: The Registrant will revise the disclosure as requested.

34.	Comment: In the first paragraph, in the second sentence, please expand the portion of the sentence stating, “of the Fund’s Shares outstanding at NAV,” to “of the Fund’s Shares outstanding at NAV, reduced by any applicable repurchase fee.” Also in this section, briefly describe the repurchase fee.

Response: The Registrant will revise the disclosure as requested.

35.	Comment: Concerning repurchase pursuant to Rule 23c-3 under the ICA, please disclose in this section, the maximum percentage of outstanding shares the Fund may offer to purchase (we note on page 46 of the Prospectus, 25% is disclosed). Also, disclose that share repurchases in excess of five percent are entirely within the discretion of the Fund’s Board of Trustees (“the Board”) and investors should not rely on repurchase offers being made in amounts in excess of five percent of Fund assets.

Response: The Registrant will revise the disclosure as requested.

36.	Comment: Briefly, on the Cover Page, and in greater detail in the Prospectus Summary, enhance the explanation of the “hybrid repurchase mechanism.” Please disclose all material components of this “mechanism” in a plain English narrative.

Response: The Registrant will revise the disclosure as requested.

37.	Comment: Disclose that repurchases pursuant to the proposed “Discretionary Repurchases” scheme may not: (1) occur at all and that investor should not rely on the Fund making such repurchase offers; and (2) be offered at five percent. Indicate the lowest amount at which the Discretionary Repurchases may be offered.

Response: The Registrant will revise the disclosure as requested, including that Discretionary Repurchases may be offered at any amount.

Frequently Asked Questions (pp. 5-7)

38.	Comment: 38. As Items 1, 2, 3, and, 4 of Form N-2 must appear in order in the Prospectus and may not be preceded or separated by any other information, please delete this Frequently Asked Questions section and relocate the information appearing thereunder to appropriate sections of the Prospectus. See Instruction 1 to General Instructions for Parts A and B of Form N-2. In relocating this information, expand, and/or revise, the attendant disclosure to address the matters we note in the following questions:

Response: The Registrant confirms that it will delete the Frequently Asked Questions section from its current location and relocate it to the back of the Prospectus.

1. What is the Bow River Capital Evergreen Private Equity Fund? (p. 5)

39.	Comment: As the Fund is an illiquid investment, please delete the phrase “long periods of illiquidity” as this disclosure is confusing and misleading.

Response: The Registrant will delete the aforementioned phrase as requested.

3. Who is Bow River Capital and what is their role? (p. 5)

40.	Comment: In describing Bow River Asset Management LLC (“the Adviser”), the disclosure states, “[o]ver the past two decades, their team of investment professionals has developed an attractive track record investing in lower middle market private companies. Unlike many private equity firms, Bow River Capital’s Evergreen Fund investment team has extensive experience managing both registered funds and evergreen private equity strategies.” (Emphasis added.) We note the Adviser’s most recent Form ADV dated April 3, 2020, indicates the Adviser registered with the SEC in 2011 and has no clients that are investment companies or business development companies. To avoid misleading disclosure, please revise this disclosure to explain what actual experience the Adviser has in managing investment companies registered with the SEC and the length of time the Adviser has been performing those services. See Item 9.1.b to Form N-2. If applicable, disclose that the Adviser has not previously managed the assets of a closed-end registered investment company, such as the Fund. Make correlating changes throughout the disclosure.

Response: The Registrant will revise the various disclosures to (i) distinguish the experience of the Adviser from that of the Fund’s investment team and (ii) disclose that the Adviser has not previously managed the assets of a closed-end registered investment company.

Who is Aksia TorreyCove and what is their role? (p. 5)

41.	Comment: Please disclose what experience Aksia TorreyCove has in managing and/or providing services to registered investment companies. If it has no such experience, state so. Make correlating changes throughout the disclosure. Also, please reconcile:

(a) The fact that Aksia TorreyCove’s most recent Form ADV dated April 30, 2020 indicates it has $210,541,706 assets under management and 57 employees with the disclosure indicating it has “$160 billion in assets under advisory and 250 investment professionals.”

(b) Conflicting disclosure on page 34 in the Prospectus attributing the $160 billion in assets under management to Aksia "and its affiliates," as opposed to Aksia alone, “and on page 36 of the Prospectus stating Aksia “has more than $160 billion in assets under advisory.”

Response: The Registrant will revise the disclosure and reconcile the aforementioned data points, as requested.

42.	Comment: Please clarify the disclosure that “Aksia Torrey Cove recommended $13.3 billion in private equity investments on behalf of its clients.” (Emphasis added.)

Response: The Registrant will clarify the disclosure as requested.

5. What is the Fund’s Investment Strategy? (p. 5)

43.	Comment: Please reconcile the first and second sentences in the first paragraph with the Fund’s stated investment objective and other disclosures in the registration statement indicating the Fund’s principal investment strategies. We note these sentences describe what appear to be the Fund’s principal investment strategies using terms and phrases that were not included on the Cover Page or in the Prospectus (e.g., “a core private equity allocation complemented by private credit and liquid investments”). This section also indicates the “Fund will allocate to specific segments of private and public markets that are considered most attractive at a given point in the market cycle”). The Prospectus includes no discussion of this allocation strategy.

Response: The Registrant will reconcile the disclosures surrounding the Fund’s investment objective and principal investment strategies as requested.

44.	Comment: In the second sentence, please delete the phrase, “but are not limited to.”

Response: The Registrant will delete the aforementioned sentence as requested.

45.	Comment: Please clarify the term “size” referenced in the penultimate sentence of the last paragraph. Disclose the applicable market capitalizations in which the Fund may invest and include attendant risks.

Response: The Registrant will revise the disclosure as requested.

46.	Comment: Concerning the Fund’s use of foreign securities, disclosure on page 18 of the Prospectus states the “Fund may, directly or indirectly, make investments outside of the United States, including in emerging markets. The Fund’s non-U.S. investments are expected to reside primarily in [Europe and Asia] and, to a lesser extent [in Latin America and the Middle East]. It is expected that no more than [20]% of the Fund’s portfolio will be comprised of non-U.S. investments.” Please summarize this disclosure in the Prospectus Summary to the extent these are principal investments of the Fund. Beyond the specific geographic regions the Fund identifies, if the Fund will invest in any specific country or countries as part of its principal strategies, add attendant strategies and risks to the Prospectus Summary. Also, indicate in the Prospectus Summary how the Fund defines emerging markets.

Response: The Fund does not expect investments in non-U.S. investments to be a principal strategy, however it will add disclosure relating to how emerging markets are defined as requested.

47.	Comment: The last sentence states the “Fund will also seek to diversify across sector, geography, size, vintage year and private equity sponsor.” Please revise the Prospectus Summary to disclose any specific sectors the Fund will use to execute its principal strategies and include attendant risks.

Response: The Fund will not use any specific sectors to execute its strategy and as a result, respectively declines to revise the Prospectus Summary.

6. What are some of the benefits of the Fund? (p. 6)

48.	Comment: Please revise the disclosure concerning 1099 Tax Reporting so that it does not suggest that in all instances, an investor receiving a Schedule K-1 would need to file a tax extension.

Response: The Registrant will revise the disclosure as requested.

49.	Comment: As the Fund is an illiquid investment, to the extent the disclosure discusses “Liquidity Provisions,” please revise that term as it is suggests a level of liquidity that is inconsistent with the nature of the Fund. Also, to the extent the disclosure references the Fund providing “liquidity,” having “liquidity objections,” “maintaining sufficient levels of liquidity” and the like, to avoid misleading disclosure, ensure any such statements include language clarifying that the Fund may not be able to provide any such liquidity.

Response: The Registrant will revise the disclosure as requested.

50.	Comment: The disclosure here states the Fund has a minimum investment of $50,000, while other disclosures indicate the minimum investment amount for “Class [I]” is $1,000,000. Please reconcile.

Response: The Registrant confirms that it will ensure minimum investment amounts are reconciled throughout the registration statement.

9. How do I redeem shares? (p. 6)

51.	Comment: Please enhance this disclosure to present a fair and balanced explanation of the conditions for repurchase pursuant to Rule 23c-3.

Response: The Registrant will enhance the disclosure as requested.

12. Does the Fund charge any incentive or performance fees? (p. 7)

52.	Comment: To the extent investors indirectly bear the fees discussed under this heading, please add disclosure explaining this.

Response: The Registrant will revise the disclosure to clarify and explain that while the Fund does not charge any incentive or performance fees, investors will indirectly bear any similar fees that may be charged by Fund investments.

Prospectus Summary

53.	Comment: In summary format and under an appropriate heading, please add to the Prospectus Summary, the substance of the disclosure under the “Use of Proceeds” section on page16 of the Prospectus.

Response: The Registrant will add the requested disclosure to the Prospectus Summary.

54.	Comment: If the Fund may invest in derivative instruments, directly or indirectly, as part of its principal strategies, please state so in the Prospectus Summary to the extent not already done so. In the Prospectus Summary, indicate the specific derivatives in which the Fund may invest, directly or indirectly, for purposes of its principal strategies and indicate why the Fund will do so (e.g., hedging purposes and/or speculative purposes) and include any attendant risks. If the Fund will include derivatives towards a policy of investing 80% of its assets in private equity, please inform us of how the derivatives will be valued. To the extent the Fund may invest in derivatives, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Response: The Registrant confirms that investing in derivative instruments, either directly or indirectly, is not part of the Fund’s principal investment strategies. The Registrant also respectively notes that it does not intend to adopt a policy requiring that it invest 80% of its assets in private equity, as it respectfully disagrees with the Staff’s view that the term “private equity” in the Fund’s name subjects it to the requirements of Rule 35d-1. Under Rule 35d-1(a)(2), a fund must adopt an 80% policy if it has a name suggesting that the fund focuses its investments on a specific type of investment or investments, or in investments in a particular industry or group of industries. The term “private equity” is not implicated by Rule 35d-1(a)(2) because the term “private equity” in the Fund’s name refers to an overall investment structure and strategy and not to a specific type of investment or investments (e.g., stock, bond, equity, debt, small-cap, etc.) nor to investments in a particular industry or group of industries (e.g., utilities, healthcare, infrastructure, etc.).

The Fund also notes several other funds that have “private equity” in their names that do not have such a policy (see, for example, CPG Carlyle Private Equity Fund, LLC (File No. 811-22763), Excelsior Private Equity Fund II (File No. 811-08149), and Hatteras Global Private Equity Partners Institutional, LLC (File No. 811-22257)).

Because “private equity” is an indication of an overall investment structure and strategy to be pursued by the Fund and not a type of investment or industry, the Fund does not intend to adopt such a policy.

55.	Comment: Please disclose the Fund’s maturity policy applicable to its investments and disclose any corresponding risks of that policy in the Prospectus’ risk section.

Response: The Registrant will revise the disclosure as requested.

The Fund (p. 8)

56.	Comment: While this section mentions the Prospectus includes a “Performance” section for Bow River, LP, no such “Performance” section appears in the Prospectus. Please reconcile. If the Fund intends to include prior performance of Bow River, LP in the registration statement, please explain to us the relevance of this prior performance, as well as the legal basis upon which the Fund will rely to add this information, including any no-action letters.

Response: The Registrant will reconcile the disclosure as requested, however, the Registrant respectfully notes that it is expected that Bow River, LP will reorganize into the Fund in the future. As the Fund will be managed by the same portfolio managers and in substantially the same manner as Bow River, LP, the Fund’s inclusion of the Bow River, LP performance for the period prior to the date the Registrant’s registration statement becomes effective is consistent with the Massachusetts Mutual Institutional Funds SEC No-Action Letter (pub. avail. Sep 28, 1995).

Investment Objective and Strategies (pp. 8-9)

57.	Comment: The last sentence states the “Fund may gain [exposure to investments] through a direct investment in the targeted investment entity or indirectly through pooled vehicles or special purpose vehicles managed by the Adviser, any of its affiliates or third parties.” Describe these vehicles in specific detail and indicate any limitation percentages the Fund will apply when investing in these vehicles. Also, explain to us how these investments are permitted under Section 17 of the ICA and the rules thereunder. Additionally, ensure the disclosure discusses any conflicts of interest attendant to these investment strategies.

Response: The Registrant will revise the disclosure to provide additional details regarding the Fund’s investments in the aforementioned vehicles as requested. The Registrant further acknowledges that some investments may be limited or prohibited by the 1940 Act and confirms that any such investment will comply with all applicable rules and regulations.

The Adviser and Investment Consultant (p. 9)

58.	Comment: Given the services the disclosure indicates Aksia TorreyCove Capital Partners LLC (“Aksia TorreyCove”) will provide to the Adviser, please explain to us why Aksia TorreyCove should not be considered a subadviser to the Fund pursuant to Section 2(a)(20) of the Act. Based on the disclosure on page 38, under “Investment Consultant Agreement and Investment Consultant Fee,” Aksia TorreyCove will operate pursuant to a Board approved “Investment Consultant Agreement.” Who are the parties to that agreement? What deliberation, if any, did the Board give to whether it should execute a contract with Aksia pursuant to Section 15(a) of the ICA and what determinations about that matter did the Board make?

Response: The Registrant agrees that Aksia TorreyCove is considered an investment adviser, as defined in the 1940 Act. Consequently, the Registrant expects that Aksia TorreyCove will be subject to the 1940 Act and the Investment Consultant Agreement between Bow River Asset Management LLC (the “Adviser”) and Aksia TorreyCove will be approved pursuant to Section 15(c) the 1940 Act. However, because of the nature of the relationship, including but not limited to the non-discretionary nature of the services provided by Aksia TorreyCove, the Registrant believes it is more accurate to describe them as an investment consultant. Furthermore, the Registrant notes that the organizational board meeting has not yet occurred and as a result, the Fund’s board of trustees has not yet considered (or approved) the Investment Consultant Agreement.

59.	Comment: Delete the term “non-discretionary” that appears in the second paragraph because it is confusing and misleading given the services that Aksia will provide.

Response: As noted above, the services provided by Aksia TorreyCove are non-discretionary. The Registrant notes that the Adviser sets the investment parameters of the Fund and is 100% responsible for making investment decisions for the Fund. Consequently, the Registrant respectively declines to delete “non-discretionary” from the aforementioned paragraph.

60.	Comment: Clarify the source for Aksia’s “Investment Consultant . . . fee of [0.375% ]% (on an annualized basis) of the Fund’s average daily Managed Assets.” Will the Adviser pay that fee out of the Adviser’s own legitimate profits or instead out of the Advisory fee it receives from the Fund? If the latter, was the calculation of 0.375% made pursuant to Item 20.1.c of Form N-2? If the Adviser will pay Aksia this fee out of the Advisory fee it receives from the Fund, tell us if the Board, in deliberating the Advisory fee, considered any such payment from the Adviser to Aksia when determining the amount to pay the Adviser.

(a) Clarify, if the fees paid to Aksia are not included in the Investment Management fee, are they included in some other fee paid by the Fund? If so, please explain to us that fee.

(b) Tell us what relationship, if any, Aksia Torrey Cove has to: (1) Bow River, LP; (2) the Adviser; or (3) any other affiliate of the Fund or the Adviser.

(c) Provide us with a copy of the “Investment Consultant Agreement” and ensure that a copy of that agreement is filed as an exhibit to the registration statement, as well as any other agreement governing the compensation paid to Aksia for serving as the Fund’s “Investment Consultant.”

Response: The Registrant confirms that the fee paid to Aksia TorreyCove under the Investment Consultant Agreement was calculated appropriately and will be paid by the Adviser out of the advisory fee it receives. The disclosure will be revised accordingly. The Registrant further confirms that while Aksia TorreyCove provides the same investment consultant services to Bow River, LP, as it will provide to the Fund, Aksia TorreyCove does not have any other relationship with the Adviser or any other affiliate of the Fund or the Adviser. Furthermore, the Registrant notes that the organizational board meeting has not yet occurred and as a result, the Fund’s board of trustees has not yet considered (or approved) the Investment Consultant Agreement. However, once the Investment Consultant Agreement is approved by the board of trustees, the Registrant confirms that it will file a copy of such agreement, as well as any other agreement governing the compensation paid to Aksia TorreyCove for its service as the Fund’s investment consultant, as (an) exhibit(s) to the registration statement.

Repurchase of Shares (pp. 11-12)

61.	Comment: The disclosure states that the Board may, “in its sole discretion,” waive the Fund’s “minimum ownership requirements.” Please disclose the criteria the Board will use to grant such waivers.

Response: The Fund’s board of trustees will use its business judgement when considering any such waiver and as a result, the Fund respectively declines to include specific criteria.

62.	Comment: The disclosure states the “Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required capital balance is maintained.” Please disclose the criteria the Fund uses when granting such a reduction.

Response: The Fund’s board of trustees will use its business judgement when considering any such reduction and as a result, the Fund respectively declines to include specific criteria.

Summary of Fund Expenses (pp. 14-15)

63.	Comment: Concerning the parenthetical to the Annual Expenses caption, please add the term "common shares" as follows: (as a percentage of net assets attributable to common shares). See Item 3 of Form N-2.:

Response: The Registrant will revise the disclosure as requested.

64.	Comment: The disclosure indicates the Fund may borrow for investment purposes. Accordingly, in the Annual Expenses section of the Fee Table, add a separate caption showing estimated "Interest Payments on Borrowed Funds." See Instruction 8 to Item 3.1 of Form N-2. Also, add a footnote to this caption stating, as applicable, that all fees and expenses incurred in borrowing money, issuing and servicing debt securities, and/or preferred stock will be indirectly borne by the holders of the Fund’s common shares.

Response: The Registrant will add the caption and footnote as requested.

65.	Comment: Please confirm to us that the “Other Expenses” caption in the Fee Table includes the organizational and offering expenses of the offering or revise the caption to include these expenses.

Response: The Registrant so confirms.

Footnote (2)

66.	Comment: Clarify that, because the Investment Management Fee is based on the Fund’s Managed Assets, when the Fund uses leverage, the management fee as a percentage of net assets attributable to common stock will increase.

Response: The Registrant will clarify the disclosure as requested.

67.	Comment: Disclose how derivatives will be valued for purposes of determining “Managed Assets” in the calculation the Investment Management fees.

Response: The Registrant will revise the disclosure to explain that derivatives will be valued at market, and not notional, value.

Footnote (5)

68.	Comment: If applicable, expand the list of exclusions to the “Expense Limitation Agreement” to include the organizational and offering expenses of the offering.

Response: The Registrant confirms that the organizational and offering expenses of the offering are not excluded from the Expense Limitation Agreement.

69.	Comment: Please delete the term “limitation period” and revise the disclosure to state that the Fund’s contractual “Expense Limitation Agreement” will commence on the date of effectiveness of the Fund’s registration statement and will continue for at least one year from that date of effectiveness.

Response: The Registrant will revise the disclosure as requested.

Footnote (6)

70.	Comment: Please delete the sentence in brackets stating, “[Historically, a substantial majority . . . are typically charted by Portfolio Managers)]” because the Fee Table is forward looking and should not discuss historical information that may not be repeated.

Response: The Registrant will delete the sentence as requested.

USE OF PROCEEDS (p. 16)

71.	Comment: Please disclose how long it is expected to take to invest all or substantially all of the proceeds from the offering in accordance with the Fund’s investment objective. If the Fund expects the investment period to exceed three months, also disclose the reasons for and consequences of the expected delay. See Item 7.2 of Form N-2 and Guide 1 to Form N-2. Also, please be aware the Division does not consider assets invested in money market instruments or cash equivalents to be invested in accordance with a registrant's stated investment objectives and policies, unless they are invested in accordance with a temporary defensive policy or the registrant's investment policy requires such investments. Please see Guide 1 to Form N-2. As the Cover Page states that the Fund may pay distributions in significant part from . . . offering proceeds,” please include in this section a similar discussion of the Fund’s anticipated use of proceeds.

Response: The Registrant will revise the disclosures as requested.

INVESTMENT OBJECTIVE AND STRATEGIES (p. 16)

72.	Comment: Please enhance the disclose explaining the investment allocation policies of the Advisor, including those used for co-investments, to provide a detailed description of those policies. Please summarize this information in the Prospectus Summary.

Response: The Registrant will enhance the current disclosure surrounding investment allocation policies and summarize such policies in the Prospectus Summary, as requested.

Investment Strategies (p. 16)

73.	Comment: In the second paragraph, there is disclosure in the last sentence that indicates the Fund may invest directly in real estate. This disclosure contradicts the Fund's fifth fundamental investment restriction. Please harmonize.

Response: The Registrant will harmonize the disclosure as requested.

Investment Process (p. 18)

74.	Comment: Please define the term “fund sponsor” that appears in the second paragraph in the second sentence.

Response: The Registrant will add a definition as requested.

Borrowing by the Fund (p. 19)

75.	Comment: In describing the types of borrowing in which the Fund may engage, this section uses the phrase “for other portfolio management purposes.” Please revise this section to define, list, and describe each type of borrowing in which the Fund may engage. See Section 18 of the ICA.

Response: The Registrant will revise the disclosure as requested.

76.	Comment: The penultimate sentence states the “Board may modify the borrowing policies of the Fund.” Please clarify that the Board’s ability to modify the Fund’s borrowing policies does not extend to the Fund's fundamental policy on borrowings pursuant to Item 17.2.c of Form N-2.

Response: The Registrant will clarify the disclosure as requested.

Concentration of Investments (p. 23)

77.	Comment: The first sentence of this paragraph (and in particular the disclosure in (i), (ii), and (iv)) seems to be suggesting the Fund considers investment funds, and issuers of securities, to be types of industries for purposes of concentration. Please note the concept of concentrating in a particular industry or industries has a particular meaning in Form N-2 and under the federal securities laws. See Section 8(b)(1) of the ICA, Item 8.2.b(2) and the Instruction thereto, and Item 17.2.e of Form N-2. In this regard, confirm to us that the Fund does not view investment funds and issuers of securities as industries for purposes of Item 17.2.e. of Form N-2 and concentration in a particular industry or industries under the securities laws. (See also comment 98 below.) If that is true, please consider revising the disclosure in this section to use different terminology or to relocate certain information to more appropriate sections of the Prospectus.

Response: The Registrant confirms that it does not view investment funds and issuers of securities as industries for purposes of Item 17.2.e. of Form N-2 and concentration in a particular industry or industries under the securities laws and will revise the disclose accordingly.

78.	Comment: Please note in the staff’s view a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. We note the Fund has a fundamental investment policy to not concentrate and states therein it “will not invest 25% or more of its assets in a Portfolio Fund or Funds, in aggregate, that it knows concentrates its assets in a single industry.” The information in the first sentence in “(iii),” and in third sentence, contradict the Fund’s concentration policy. Please harmonize.

Response: The Registrant acknowledges the Staff’s view and confirms that to the extent the Fund has knowledge of a Portfolio Fund’s or other comparable investment pool’s holdings, the Fund will consider the holdings of a Portfolio Fund or other comparable investment pool when the Fund determines compliance with its concentration policy. The Fund notes, however, that it will be an investor in Portfolio Funds and will not be able to dictate the Portfolio Funds’ investment decisions. As such, it is possible that through the investment decisions of Portfolio Fund Managers, 25% or more of the Fund’s assets will be invested in a single industry or group of industries.

Valuation Risk (p. 23)

79.	Comment: Please expand the disclosure under this heading to summarize in greater detail the valuation risks of the instruments in which the Fund will invest.

Response: The Registrant confirms that it will expand the disclosure as requested.

Libor Risk (p. 24)

80.	Comment: Please revise “Libor Risk” to tailor this risk disclosure to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including: (i) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and (ii) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response: The Registrant will add the following additional disclosure at the end of “LIBOR Risk”:

There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. Abandonment of or modifications to LIBOR could have adverse impacts on newly issued financial instruments and existing financial instruments which reference LIBOR. While some instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, not all instruments may have such provisions and there is significant uncertainty regarding the effectiveness of any such alternative methodologies. Abandonment of or modifications to LIBOR could lead to significant short-term and long-term uncertainty and market instability. It remains uncertain how such changes would be implemented and the effects such changes would have on the Fund, issuers of instruments in which the Fund invests and financial markets generally.

Credit Transactions (p. 26)

81.	Comment: The last paragraph states the “loans in which the Fund will invest will likely be rated below investment grade . . . . which are often referred to as ‘junk.’" If the Fund’s investments in loans will in fact be in junk securities, please delete the term “likely” because using it in this manner could be misleading. Also, please disclose the percentage of the Fund’s portfolio that will be invested in junk securities. To the extent investing in junk securities is considered to be part of the Fund’s principal investment strategy, the disclosure on the Cover Page and in the Prospectus Summary should indicate this fact and highlight the speculative nature of such investments, including by stating explicitly that the Fund’s investments are commonly referred to as “junk securities.” Any addition to the Cover Page concerning the Fund’s use of junk securities should be prominent disclosure.

Response: The Fund’s investment in “junk bonds” will not be a principal investment strategy, but the Fund confirms that it will disclose that it expects that “junk bonds” will make up less than 10% of the Fund’s investment portfolio.

In addition, the Registrant will revise the disclosure as follows:

The loans in which the Fund will invest ~~will likely~~ may be rated below investment grade by rating agencies or would be rated below investment grade if they were rated.

Collateral Risks For Second Lien Investments And Unsecured Debt (p. 27)

82.	Comment: Please enhance the disclosure under this heading to describe the specific risks attendant to these instruments.

Response: The Registrant will enhance the disclosure as requested.

Risks Relating to Secondary Investments Involving Syndicates (page 29)

83.	Comment: While this section enumerates risks, it does not explain them. Please briefly explain the risks enumerated in this risk factor.

Response: The Registrant will revise the disclosure as requested.

Limits of Risk Disclosure (page 34)

84.	Comment: Please delete the first sentence of this section and confirm to us that the disclosure in the registration statement is in compliance with Item 8.3 of Form N-2 or revise the disclosure accordingly.

Response: The first paragraph of the aforementioned paragraph will be replaced with the following:

The above discussions of the various risks that are associated with the Fund and its Shares and the related discussion of risks in the SAI include the material risks involved with an investment in the Fund of which the Fund is currently aware. Prospective investors should read this entire Prospectus and consult with their own advisers before deciding whether to invest in the Fund. In addition, as the Fund’s investment program changes or develops over time, an investment in the Fund may be subject to risk factors not currently contemplated or described in this Prospectus.

Management Team – Bow River Capital (p. 35)

85.	Comment: In describing the Fund’s management, please conform the language in this section to that specified in Item 9.1.c of Form N-2. In particular, clarify that members of the investment team are “Portfolio Managers” and identify the person or persons who are primarily responsible for the day-to-day management of the Fund’s portfolio as “Portfolio Manager” or “Portfolio Managers.”

Response: The Registrant will revise the disclosure to reflect that the Fund will be managed by a team that is led by a lead portfolio manager. The Registrant further confirms that such disclosure will conform to that which is specified in Item 9.1.c of Form N-2.

86.	Comment: Please add disclosure indicating each portfolio manager’s length of service (e.g., “since [date]”). See Item 9.1.c. of Form N-2. Also, include the reference to the Statement of Additional Information (“SAI”) required by Item 9.1.c of Form N-2.

Response: The Registrant confirms that it will add the requested disclosure.

87.	Comment: In the second paragraph, in the second sentence, please expand the list of disqualifiers to include “bad faith” and “reckless disregard.” See Section 17(h) of the ICA.

Response: The Registrant will revise the disclosure as requested.

Investment Management Fee (p. 37)

88.	Comment: Please note Section 15 of the ICA provides that the management contract must precisely describe all compensation to be paid. As this section, and others in the Prospectus, indicate the advisory fee is based on “other services,” please define, list, and describe these “other services” in the Prospectus and ensure that correlating information is included in the advisory contract.

Response: The Registrant will delete the reference to “other services”.

89.	Comment: Please briefly define the term “unfunded commitments” appearing in this section. Also, represent to us that the Fund believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. In addition, provide us with a general explanation as to why the Fund believes it can cover its commitments.

Response: The Registrant will add a definition as requested. In addition, the Fund anticipates keeping unfunded commitments to a small percentage of Fund assets and as such, believes its assets will provide adequate cover to satisfy all of its unfunded investment commitments. These assets may include but are not limited to, the Fund’s liquid and semi-liquid securities.

90.	Comment: If the Fund will invest in unfunded commitments as part of its principal investment strategies, revise the Prospectus accordingly and include any attendant risks, including the impact of unfunded commitments on the Fund and its shareholders.

Response: The Fund confirms that investing in unfunded commitments is not part of its principal investment strategies.

91.	Comment: Clarify in plain English the sentence stating the “basis for the Investment Management Fee could be larger than the Fund’s net asset value due to unfunded commitments to invest in Fund Investments.” Please note, the manner in which the Investment Management Fee is paid must be clearly described. The Fund’s Investment Management Fee is charged on Managed Assets. The Prospectus definition of Managed Assets does not include unfunded commitments. Will unfunded commitments be included in Managed Assets? If so, how is it appropriate for unfunded commitments to be included in Managed Assets when the unfunded commitments are not managed? We may have additional comments based on your response.

Response: The Registrant confirms that unfunded commitments are not included in the calculation of “Managed Assets” and disclosure will be updated to make that clear, including the deletion of the aforementioned sentence.

Fund Expenses (pp. 40-42)

92.	Comment: As the disclosure in the first paragraph under this heading is complicated and dense, please divide this information into multiple paragraphs for purposes of plain English.

Response: The Registrant will revise the disclosure as requested.

93.	Comment: In the second paragraph, the disclosure states the “Adviser or its Affiliates may advance payment for such expenses on behalf of the Fund until the Fund commences operations, and the Fund will reimburse such party as soon as possible thereafter on a dollar for dollar basis.” Please explain any such payment agreements to us, including how they are permissible under Sections 17 and 18, respectively, of the ICA. Has any such agreement been executed and if so, by whom? Please provide the staff with a copy of any such executed agreement and file a copy of any such agreement as an exhibit to the registration statement. Will the Fund seek exemptive relief or no-action relief from the SEC in connection to this activity?

Response: The Registrant confirms that the aforementioned disclosure will be deleted.

Mandatory Redemption by the Fund (p. 49)

94.	Comment: Please revise this heading to Mandatory Repurchases.” Also, confirm to the staff that any mandatory repurchase/required tender by the Fund will comply with Section 23 of the ICA and the rules thereunder. In this regard, the disclosure states the Fund may cause a “mandatory redemption of all or some of the Shares of a Shareholder, or any person acquiring Shares from or through a Shareholder, in the event that the Board determines or has reason to believe, in its sole discretion, that: (i) that Shareholder or person’s Shares have been transferred to, or has vested in, any person, by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of a Shareholder.” Please explain to the staff how these repurchases are consistent with Rule 23c-2 under the ICA. We note that the staff takes the view that a fund may not rely on Rule 23c-2 to redeem out the estate of deceased investor. See J. and W. Seligman, SEC No-Act. Letter (pub. avail. July 14, 1989).

Response: The Registrant will revise the heading as requested and confirms that any mandatory redemption will be in compliance with Rule 23c-2. Furthermore, the Registrant will add the following disclosure to the aforementioned paragraph:

Any mandatory repurchase or redemption of Shares will be in accordance with Rule 23c-2 under the Investment Company Act.

Transfer of Shares (p. 49)

95.	Comment: Concerning the indemnification disclosure in the last paragraph, please expand the disclosure to state the disabling conduct set forth in Section 17(i) of the ICA and indicate that indemnification by shareholders does not extend to any such disabling conduct.

Response: The Registrant will expand the disclosure as requested.

Fund Investments (p. 53)

96.	Comment: The first paragraph states the “Fund will invest up to substantially all of its assets in Portfolio Funds that are classified as partnerships for U.S. federal income tax purposes.” Based on disclosures elsewhere in the disclosure, this appears to be an inaccurate statement. Please revise the disclosure accordingly.

Response: The Registrant will revise the disclosure as requested.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Policies (p. 3)

97.	Comment: In the introductory paragraph, either delete the penultimate sentence or clarify the meaning of “reserved freedom of action” as it applies to each of the fundamental policies. Also, please note in our view, a fund may not change its policies with respect to concentration without a shareholder vote, whether or not the Fund previously disclosed that it may do so, unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made. Therefore, in clarifying the meaning of the penultimate sentence as it applies to the Fund’s fundamental concentration restriction, please indicate the Fund will not have discretion as to when or whether the Fund would concentrate or clearly indicate in the policy when and under what conditions those changes would be made. See Statements of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (Oct. 30, 1975). Fundamental policy (5) states that the Fund may not “purchase, hold or deal in real estate.” Please revise the policy to add “or sell” after “deal in.” See Item 17.2.f. of Form N 2.

Response: The Registrant will delete the penultimate sentence and revise fundamental policy (5) as requested.

98.	Comment: Concerning Fundamental Policy (7):

(a) Please revise this policy to conform to the language specified in Form N-2 concerning concentration. See Item 8.2.b(2) and the Instruction thereto, and Item 17.2.e of Form N-2. Also, disclose in the SAI how the Fund determines an industry’s classification (e.g., the Global Industry Classification Standard (GICS)).

(b) The policy includes the term “Portfolio Funds.” Please define this term in the SAI. Also, please delete the second sentence or explain to us why the Fund considers “Portfolio Funds [and] . . . comparable investment pool[s]” to be industries for purposes of Item 17.2.e. of Form N-2, and concentration in a particular industry or industries under the securities laws.

(c) The policy indicates the “Fund will not invest 25% or more of its assets in a Portfolio Fund or Funds, in aggregate, that it knows concentrates its assets in a single industry.” (Emphasis added.) Please note that a fund and its adviser may not ignore the investments of any affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please clarify that the Fund will consider the investments of its underlying investment companies when determining the fund’s compliance with its concentration policies.

Response:

(a) The Registrant confirms that it will revise the disclosure as requested, including identifying how the Fund determines industry classifications.

(b)The Registrant will add the requested definition. However the Registrant respectively declines to delete the aforementioned second sentence.

(c) As the Staff notes, under this policy, the Fund may invest up to 25% of its assets in a Portfolio Fund or Funds, in aggregate, that it knows concentrates its assets in a single industry. The Registrant confirms that to the extent the Fund has knowledge of a Portfolio Fund’s or other comparable investment pool’s holdings, the Fund will consider the holdings of a Portfolio Fund or other comparable investment pool when the Fund determines compliance with its concentration policy. The Fund notes, however, that it will be an investor in Portfolio Funds and will not be able to dictate the Portfolio Funds’ investment decisions. As such, it is possible that through the investment decisions of Portfolio Fund Managers, 25% or more of the Fund’s assets will be invested in a single industry or group of industries.

99.	Comment: Please revise the paragraph following fundamental policy (7) to indicate that the Fund will continuously monitor its borrowings. See Section 18 of the ICA.

Response: The Registrant will revise the disclosure as requested.

BOARD OF TRUSTEES AND OFFICERS (p. 12)

100.	Comment: At the time the registration statement was filed, it was signed by Jeremy Held as the sole initial trustee of the Fund. Prior to effectiveness of the registration statement, the Fund must have a board of trustees whose composition complies with the applicable provisions of the ICA. Also, please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by a majority of the Fund’s Board. In addition, for each trustee, briefly identify the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a trustee for the Fund at the time that the disclosure is made, in light of the Fund’s business and structure. See Item 18.17 of Form N-2.

Response: The Registrant confirms that it will include the requested information and disclosure for each member of the board of trustees prior to the effectiveness of the registration statement.

PART C: OTHER INFORMATION

101.	Comment: Please ensure that each exhibit identified in the exhibit index (other than an exhibit filed in eXtensible Business Reporting Language) includes an active link to an exhibit that is filed with the registration statement or, if the exhibit is incorporated by reference, an active hyperlink to the exhibit separately filed on EDGAR. Also, if the registration statement is amended, please ensure that each amendment includes active hyperlinks to the exhibits required with the amendment. See Instruction 7 of Item 25 of Form N-2. See also, Rule 411 under the Securities Act, Rule 0-4 under the ICA, and the Fixing America’s Surface Transportation Act.

Response: The Registrant confirms that it will ensure exhibits included in the exhibit list and those incorporated by reference, comply with the aforementioned regulations.

Item 30. Indemnification

102.	Comment: Please include the indemnification undertaking required by Rule 484 under the Securities Act.

Response: The Registrant confirms that it will include the aforementioned undertaking in a subsequent pre-effective amendment.

SIGNATURES

103.	Comment: We note at the time the registration statement was filed, only one Trustee signed it. Please ensure that the Fund files a pre-effective amendment to the registration statement that complies with all the signature requirements under Section 6(a) of Securities Act.

Response: The Registrant so confirms.

Accounting Comments

1.	Comment: Provide the auditor’s consent in a subsequent amendment.

Response: The Registrant confirms that it will provide an auditor’s consent in a subsequent amendment.

2.	Comment: The Fund should include in the SAI (not attached as an exhibit) of its registration statement at least two years of audited financial statements of the Predecessor. These financial statements should be compliant with GAAP and Regulation S-X, including a full schedule of investments and financial highlights, if applicable.

Response: The Registrant respectively notes that Bow River, LP is not expected to have one year of performance prior to its reorganization and as a result, will not have audited financial statements to include.

3.	Comment: Unaudited Regulation S-X compliant financial statements should be provided if 245 days will have passed since the date of the last fiscal year-end of the Predecessor when the registration statement goes effective.

Response: As respectively noted in response to Accounting Comment 2, it is expected that Bow River, LP will reorganize prior to completing its first fiscal year.

4.	Comment: Please confirm in correspondence that the Fund will take into account secondary market information when fair valuing the Fund’s private equity investments. See ASC 820-10-35-62.

Response: The Registrant so confirms.

5.	Comment: Per Form N-2 Item 3(10)(a), if the Registrant invests, or intends to invest based upon the anticipated net proceeds of the present offering, in shares of one or more “Acquired Funds,” add a sub-caption to the “Annual Expenses” portion of the table directly above the subcaption titled “Total Annual Expenses.” Title the additional sub-caption: “Acquired Fund Fees and Expenses.”

Response: The Registrant will revise the table as requested.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

cc: Jeremy Held